Exhibit 12.2

Washington Prime Group, L.P.
Computation of Ratios of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2017	2016	2015		2014	2013
Earnings before fixed charges:
Net income (loss) from continuing operations	$231,593	$77,416	$(104,122)		$205,455	$187,334
Income tax expense	3,417	2,232	849		1,215	196
(Income) loss from unconsolidated entities	(1,395)	1,745	1,247		(973)	(1,416)
Remeasurement gains from unconsolidated entities	—	—	—		(99,375)	—
Distributions from unconsolidated entities	1,873	272	223		1,004	2,110
Fixed charges	128,173	139,027	141,965		82,816	56,219
Capitalized interest	(1,521)	(2,640)	(1,781)		(283)	(1,019)
Earnings before fixed charges	$362,140	$218,052	$38,381		$189,859	$243,424

Fixed charges:
Interest expense (1)	$126,541	$136,225	$139,923		$82,428	$55,058
Capitalized interest	1,521	2,640	1,781		283	1,019
Portion of rents representative of the interest factor	111	162	261		105	142
Total fixed charges	$128,173	$139,027	$141,965		$82,816	$56,219

Ratio of earnings to fixed charges	2.83	1.57	0.27	(2)	2.29	4.33

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.
(2) The shortfall of earnings to fixed charges for the year ended December 31, 2015 was $103,584. This shortfall resulted from the $31,653 of merger and transaction costs and $147,979 of impairment loss that we incurred during the year ended December 31, 2015.